Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting of G Medical Innovations Holdings Ltd. will be at the physical location of the Chairman and virtually held on November 15, 2022, commencing at 5:00pm (Israel time)

G Medical Innovations Holdings Ltd. (the “Company”) strongly encourages all shareholders (the “Shareholders”) to vote by directed proxy for the extraordinary general meeting (the “Meeting”). Proxy Forms for the meeting should be lodged before 12:00pm (Israel time) on November 10, 2022. The Company has made arrangements for Shareholders who wish to remotely participate in the Meeting via teleconference:

Virtual meeting room:

https://zoom.us/j/92170654740?pwd=SEErQU9PbGYxclFxc1I0RnFEaDZXdz09

Teleconference:

+13602095623,,92170654740#,,,,*023390# US

+13863475053,,92170654740#,,,,*023390# US

Find your local number: https://zoom.us/u/alfqLEqkq

Meeting ID: 921 7065 4740

Passcode: 023390

Please note that Shareholders who participate electronically will not be considered present at the meeting for the purposes of voting, and note that all Shareholders participating in such manner will be able to communicate with each other simultaneously and instantaneously.

If the above arrangements with respect to the Meeting change, Shareholders will be updated via the Company’s website at www.gmedinnovations.com.

This notice (the “Notice”) should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

A poll will be called on all resolutions being considered at this Meeting.

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“EGM”) of G Medical Innovations Holdings Ltd. (the “Company”) will be held at the physical location of the Chairman and virtually on November 15, 2022 at 5:00pm (Israel time).

The Company proposes to make amendments to the resolutions described under the Notice and Proxy Materials circulated to all shareholders on or about October 31, 2022 as follows: to update (1) the share consolidation ratio from every 30 shares of par value $0.09 each be consolidated into 1 share of par value $2.70 each, as originally proposed, to every 35 shares of par value $0.09 each be consolidated into 1 share of par value $3.15 each; (2) the authorized share capital of the Company be increased by the sum of $90,000,000 by the creation of 33,333,333.333 shares of par value $2.70 per share, as originally proposed, to the authorized share capital of the Company be increased by the sum of $135,000,000 by the creation of 42,857,142.86 shares of par value $3.15 per share; and (3) the amended and restated memorandum and articles of association reflect the foregoing actions to be voted in agenda items 1 and 2. Consequently, the Exhibit A under Resolution 3 will be updated to reflect such changes.

The Company confirms that such amendments are consistent with its current memorandum and articles of association in effect, including Article 27.11 therein. The Company also confirms that notice in writing has been lodged with its registered office via email and the Chairman of the EGM decided that such amendments should be considered and voted on at the EGM.

The EGM will be held for the following purposes:

1)	To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, all ordinary shares (issued and unissued) of the Company (the “Shares”) be consolidated on the basis that every 35 Shares of par value US $0.09 each be consolidated into 1 Share of par value US $3.15 each, such that the authorised share capital of the Company following such consolidation is US $180,000,000 divided into 57,142,857.14 Shares of a par value of US $3.15 each, with such consolidation to take effect in accordance with the timetable detailed in the explanatory memorandum, and where such consolidation results in a fraction of a Share being held, the Company be authorised to deal with the Shares representing the fractions (including rounding-up, rounding-down, repurchasing or selling those to any person) in accordance with the explanatory memorandum and the articles of association.”

2)	To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, the authorised share capital of the Company be increased by the sum of US $135,000,000 by the creation of 42,857,142.86 Shares of a par value of US $3.15 each such that the total authorised share capital of the Company is US $315,000,000 divided into 100,000,000 Shares of par value US $3.15 each. Such Shares each having the rights in accordance with the then memorandum and articles of association of the Company.”

3)	To consider and, if thought fit, to pass with or without amendment, as a special resolution the following:

“That, the memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and by the substitution in their place of the amended and restated memorandum and articles of association, substantially in the form attached hereto as Exhibit A.”

The Board of Directors of the Company has fixed the close of business on October 24, 2022 as the record date (the “Record Date”) for determining shareholders entitled to receive notice of the EGM. As of the Record Date, there were 29,068,162 ordinary shares issued and outstanding and entitled to vote at the EGM.

ANY SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE EGM IS ALSO ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND VOTE INSTEAD OF THE SHAREHOLDER. TO BE EFFECTIVE, A VALIDLY EXECUTED PROXY FORM MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE COMMENCEMENT OF THE MEETING IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THIS NOTICE AND PROXY STATEMENT.

Whether or not you plan to attend the EGM, you are urged to promptly review, complete and return the proxy. The full proxy materials, including an electronic version of this Notice of Extraordinary General Meeting, are available to you to at https://gmedinnovations.com/investors#irm-content. Return of your proxy does not deprive you of your right to attend the EGM or to revoke the proxy.

By Order of the Board of Directors,

/s/ Kenneth R. Melani
Kenneth R. Melani Chairman of the Board of Directors November 9, 2022

G MEDICAL INNOVATIONS HOLDINGS LTD.
(Incorporated in the Cayman Islands with limited liability)
(Nasdaq: GMVD)

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING
To Be Held on November 15, 2022

This Proxy Statement is furnished to the members (the “Shareholders”) of record at the close of business on October 24, 2022 (the “Record Date”) of G Medical Innovations Holdings Ltd. (“we” or the “Company”) in connection with the solicitation by the Company’s Board of Directors (the “Board”) of proxies for use at the extraordinary general meeting (the “EGM”) of the Company and at any adjourned meeting thereof pursuant to the accompanying Notice of Extraordinary General Meeting. The EGM will be held at the physical location of the Chairman and virtually on November 15, 2022 at 5:00pm (Israel time).

The full proxy materials, including an electronic version of this Notice of Extraordinary General Meeting, are available to you to at https://gmedinnovations.com/investors#irm-content.

The Company proposes to make amendments to the resolutions described under the Notice and Proxy Materials circulated to all shareholders on or about October 31, 2022 as follows: to update (1) the share consolidation ratio from every 30 shares of par value $0.09 each be consolidated into 1 share of par value $2.70 each, as originally proposed, to every 35 shares of par value $0.09 each be consolidated into 1 share of par value $3.15 each; (2) the authorized share capital of the Company be increased by the sum of $90,000,000 by the creation of 33,333,333.333 shares of par value $2.70 per share, as originally proposed, to the authorized share capital of the Company be increased by the sum of $135,000,000 by the creation of 42,857,142.86 shares of par value $3.15 per share; and (3) the amended and restated memorandum and articles of association reflect the foregoing actions to be voted in agenda items 1 and 2. Consequently, the Exhibit A under Resolution 3 will be updated to reflect such changes.

The Company confirms that such amendments are consistent with its current memorandum and articles of association in effect, including Article 27.11 therein. The Company also confirms that notice in writing has been lodged with its registered office via email and the Chairman of the EGM decided that such amendments should be considered and voted on at the EGM.

SOLICITATION OF PROXIES

It is proposed that the EGM be held for the following purposes:

1)	To inform shareholders that the Company is proposing to consolidate the existing ordinary shares of the Company.

2)	To inform shareholders that the Company is proposing to increase the authorised share capital of the Company.

3)	To approve the amendment and restatement of the memorandum and articles of association of the Company to reflect the above.

The Company is currently not aware of any other matters that will come before the EGM. If any other matters properly come before the EGM, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the EGM virtually, or by appointing a duly executed proxy as detailed below.

A Form of Proxy for use at the EGM are available to you to at https://gmedinnovations.com/investors#irm-content. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date. All valid proxies received at least 48 hours prior to the EGM will be voted in accordance with the instructions specified by the Shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by a shareholder on the Form of Proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the EGM, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the EGM are being solicited by the Board of Directors of the Company. A notice and information regarding the availability and accessing proxy materials for the EGM has been mailed to Shareholders on or about October 31, 2022 and proxies will be solicited chiefly by mail and through the internet; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only Shareholders of record at the close of business on October 24, 2022, will be entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof. As of the Record Date, there were 29,068,162 ordinary shares issued and outstanding and entitled to vote at the EGM.

No business shall be transacted at the EGM unless a quorum is present. A quorum is twenty five percent (25%) of Shareholders present in person or by proxy or by a duly authorised representative and entitled to vote on the business being transacted.

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Company’s directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

PROPOSALS FOR THE EGM

ITEM 1 — SHARE CONSOLIDATION

Proposal No. 1 — To consolidate the ordinary shares of the Company

Resolution 1 seeks Shareholder approval for the consolidation of Shares on a 35 to 1 basis such that every 35 Shares of the Company, including those held by Shareholders, would be consolidated into 1 Share (the “Consolidation”).

As the Consolidation applies equally to all Shareholders (subject only to the rounding of fractions), it will have no material effect on the percentage interest of each Shareholder of the Company. Further, the aggregate value of each Shareholder’s proportional interest in the Company will not materially change solely as a result of the Consolidation as the only anticipated changes, which will be a result of fractional holdings which will be rounded, will be immaterial.

Theoretically, the market price of each share following the Consolidation should decrease by 35 times its current value. Practically, the actual effect on the market price of each share will be dependent upon on a number of factors which will not be within the control of the Company. Therefore, this may result in the market price of each share following Consolidation being higher or lower than the theoretical post-Consolidation price.

As at the date of the Notice, the Company has 4,104,443 performance rights, 4,634,071 options, 25,587099 warrants and 175,550 debentures on issue which are convertible or exchangeable into Shares. Subject to the passing of Resolution 1, all of the existing options and performance rights will also be consolidated by the same Consolidation ratio. The total number of performance rights and options will be reduced to 117,270 performance rights and 863,462 options and warrants.

Not all Shareholders, holders of options, warrants and debentures or holders of performance rights will hold a number of Shares, options, warrants, debentures or performance rights which can be evenly divided by 35.

Where a fractional entitlement occurs in respect to Shares, the Company will exercise its powers of sale under the Company’s amended and restated memorandum and articles of association to aggregate the fractional holdings and then repurchase those at a price per share (pro-rated) that is equal to the offering price per share as determined by the Board as of November 15, 2022. Once repurchased, the fractional Shares will then be cancelled. The Company shall distribute the net sale proceeds in due proportion among those Shareholders with any fractional entitlements (except that if the amount due to a person is less than US $3.24 (or equivalent in another currency), the Company shall retain such sum for its own benefit).

Where a fractional entitlement occurs in respect to options and warrants or performance rights, the Company will round the fraction up or down to the nearest whole number, with entitlements to less than half of an option or warrant or performance right rounded down.

It is not considered that any taxation implications will arise for Shareholders, holders of options and warrants or holders of performance rights from the Consolidation. However, Shareholders, holders of options and warrants or holders of performance rights are advised to seek their own tax advice on the effect of the Consolidation. The Company, the directors and their advisers do not accept any responsibility for the individual taxation implications arising from the Consolidation or the other proposed resolutions.

From the date of the Consolidation, all holding statements for previously held Shares will cease to have any effect, except as evidence of an entitlement to a certain number of Shares on a post Consolidation basis.

It is the responsibility of each Shareholder to check the number of Shares held prior to subsequent disposal.

Resolution 1 is an ordinary resolution and therefore requires approval of a simple majority of the votes cast by Shareholders present and eligible to vote on a poll (in person or by proxy).

The Chairman of the Board intends to exercise all available proxies in favour of Resolution 1. The Board of Directors unanimously recommends a vote “FOR” relating to Resolution 1.

ITEM 2 — INCREASE OF AUTHORISED SHARE CAPITAL

Proposal No. 2 — To increase the authorised share capital in the Company

Upon the passing of Resolution 1, the authorised share capital of the Company following such Consolidation would be US $180,000,000 divided into 57,142,857.14 Shares of a par value of US $3.15 each, the Company proposes to increase the authorised share capital of the Company by the sum of US $135,000,000 by the creation of 42,857,142.86 Shares of a par value of US $3.15 each such that the total authorised share capital of the Company is US $315,000,000 divided into 100,000,000 Shares of par value US $3.15 each.

Resolution 2 is an ordinary resolution and therefore requires approval of a simple majority of the votes cast by Shareholders present and eligible to vote on a poll (in person or by proxy).

The Chairman of the Board intends to exercise all available proxies in favour of Resolution 2. The Board of Directors unanimously recommends a vote “FOR” relating to Resolution 2.

ITEM 3 — AMENDMENT AND RESTATEMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

Proposal No. 3 — To amend and restate the memorandum and articles of association of the Company

Resolution 3 seeks Shareholder approval for the amendment and restatement of the memorandum and articles of association of the Company in accordance with the Companies Act (As Revised) of the Cayman Islands (the “ARMAA”).

A copy of the ARMAA is attached hereto at Exhibit A.

The ARMAA will be effective from the close of the Meeting.

Resolution 3 is a special resolution and therefore requires approval of two-thirds of the votes cast by Shareholders present and eligible to vote on poll (in person or by proxy).

The Chairman of the Board intends to exercise all available proxies in favour of Resolution 3. The Board of Directors unanimously recommends a vote “FOR” relating to Resolution 3.

Management currently knows of no other business to be transacted at the EGM, other than as set forth in the Notice of Extraordinary General Meeting; but, if any other matters are properly presented at the EGM, the persons named in the enclosed Form of Proxy will vote upon such matters in accordance with their best judgment.

Please refer to the accompanying Form of Proxy, which is made a part of this proxy statement.

Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the Securities and Exchange Commission (the “SEC”). All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the Cayman Islands.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 9, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 9, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

/s/ Kenneth R. Melani
Kenneth R. Melani Chairman of the Board of Directors

Exhibit A

Amended and Restated Memorandum and Articles of Association

THE COMPANIES ACT (AS REVISED) OF THE CAYMAN ISLANDS

EXEMPTED COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

G MEDICAL INNOVATIONS HOLDINGS LTD.

(adopted by Special Resolution passed on [●] 2022)

THE COMPANIES ACT (AS REVISED) OF THE CAYMAN ISLANDS
EXEMPTED COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

G MEDICAL INNOVATIONS HOLDINGS LTD.

(adopted by Special Resolution passed on [●] 2022)

1.	The name of the Company is G Medical Innovations Holdings Ltd.

2.	The registered office of the Company shall be at the offices of CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to exercise all the functions of a natural person of full capacity.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.	The share capital of the Company is US$315,000,000 divided into 100,000,000 Shares of a par value of US$3.15.

6.	The Company has the power to register by way of continuation outside of the Cayman Islands in accordance with the Companies Act and to de-register as an exempted company in the Cayman Islands.

7.	Capitalised terms that are not defined in this Memorandum of Association have the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED) OF THE CAYMAN ISLANDS
EXEMPTED COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

G MEDICAL INNOVATIONS HOLDINGS LTD.

(adopted by Special Resolution passed on [●] 2022)

1.	PRELIMINARY

1.1	Table A not to apply

The regulations contained or incorporated in Table A in the First Schedule to the Companies Act shall not apply to the Company and these Articles shall apply in place thereof.

1.2	Definitions

“Applicable Law”	means the Companies Act, the Corporations Act to the extent it applies to the Company, the Exchange Rules and the rules and requirements of the Relevant System;
“Articles”	means these articles of association of the Company, as amended or substituted from time to time;
“Auditor”	means the person (if any) for the time being performing the duties of auditor of the Company;
“Beneficial Ownership”	means, with respect to a security, sole or shared voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to acquire (or an obligation to acquire) or dispose, or to direct the acquisition or disposal of, such security) and/or a long economic exposure, whether absolute or conditional, to changes in the price of such security, in each case, whether direct or indirect, and whether though any contract, arrangement, understanding, relationship, or otherwise and “beneficial owner” shall mean a person entitled to such Interest;
“business day”	means any day on which the Exchange is open for the business of dealing in securities;
“certificated”	means, in relation to a Share, a Share which is recorded in the Register of Members as being held in certificated form;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“clear days”	in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;
“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or any Interests in Shares) are listed or quoted on an Exchange;
“Companies Act”	means the Companies Act (as revised) of the Cayman Islands, as amended or revised from time to time;
“Company”	means the above-named company;
“Depository”	means any person who is a Member by virtue of its holding Shares as trustee or otherwise on behalf of those who have elected to hold Shares in dematerialised form through a Depository Interest;
“Depository Interest”	means a dematerialised depository receipt or an American depositary share representing the underlying Share in the capital of the Company to be issued by a Depository nominated by the Company;
“Directors”	means the directors for the time being of the Company or as the case may be, the Directors assembled as a board or as a committee thereof;
“Dollar” or “US$”	means the lawful currency of the United States of America;
“Electronic Record”	has the same meaning as in the Electronic Transactions Act;
“Electronic Transactions Act”	means the Electronic Transactions Act (as revised) of the Cayman Islands, as amended or revised from time to time;
“Exchange”	means the Nasdaq Capital Market for so long as any Shares or Interests in Shares are there listed or quoted and any other recognised securities exchange(s) on which any Shares or Interests in Shares are listed or quoted for trading from time to time;
“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended;
“Exchange Rules”	means the listing rules of the Exchange and any other relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing or quotation of any Shares (or any Interests in Shares) on an Exchange;
“Group”	means the group comprising the Company and its subsidiary undertakings (not including any parent undertaking of the Company);

“Group Undertaking”	means any undertaking in the Group, including the Company;
“Interest”	in securities or in a person means any form of Beneficial Ownership (including, for the avoidance of doubt, any derivative, contractual or economic right or contract for difference) of securities of such person;
“Listed Share”	means a Share that is listed or admitted to trading on an Exchange;
“Listed Share Register”	means the register of members which registers the holdings of Listed Shares;
“Member”	means any person from time to time entered in the Register of Members as a holder of one or more Shares;
“Memorandum”	means the memorandum of association of the Company, as amended or substituted from time to time;
“Ordinary Resolution”

means a resolution:

(a)       passed by a simple majority of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled by the Articles; or

(b)       approved in writing by all of the Members entitled to vote at a general meeting of the Company, passed in accordance with these Articles;

“Register of Members”	means the Listed Share Register, the Unlisted Share Register and any branch register(s) in each case as the context requires;
“Registered Office”	means the registered office for the time being of the Company in the Cayman Islands;
“Relevant System”	means any computer-based system and procedures permitted by the Exchange Rules, which enable title to a security (or Interests in a security) to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters;
“Restricted Share”	has the meaning given to that term in Article 11;
“Seal”	means the common seal of the Company (if any) and includes every duplicate seal;

“Secretary”	means any person or persons appointed by the Directors to perform any of the duties of the secretary of the Company;
“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the U.S. Securities Exchange Commission thereunder, all as the same shall be in effect at the time;
“Share”	means a share in the capital of the Company and includes a fraction of a Share;
“Special Resolution”

means a special resolution passed in accordance with the Companies Act, being a resolution:

(a)       passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

(b)      approved in writing by all of the Members entitled to vote at a general meeting of the Company, passed in accordance with these Articles;

“subsidiary undertaking”	a company or undertaking is a subsidiary of a parent undertaking if the parent undertaking (i) holds a majority of the voting rights in it, or (ii) is a member of it and has the right to appoint or remove a majority of its board of directors, or (iii) is a member of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it;
“Treasury Shares”	means Shares held in treasury pursuant to the Companies Act and these Articles;
“uncertificated”	means, in relation to a Share, a Share to which title is recorded in the Register of Members as being in uncertificated form and title to which may be transferred by means of a Relevant System;
“Uncertificated Proxy Instruction”	means a properly authenticated dematerialised instruction and/or other instruction or notification, which is sent by means of the Relevant System concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the Relevant System concerned);
“Unlisted Share Register”	means the register of members that registers the holdings of Unlisted Shares and which, for the purposes of the Companies Act, constitutes the Company’s “principal register”;
“Unlisted Shares”	means a Share that is not listed or admitted to trading on an Exchange; and
“Unrestricted Share”	means a Share other than a Restricted Share.

1.3	Interpretation

Unless the contrary intention appears, in these Articles:

(a)	singular words include the plural and vice versa;

(b)	a word of any gender includes the corresponding words of any other gender;

(c)	references to “persons” include natural persons, companies, partnerships, firms, joint ventures, associations or other bodies of persons (whether or not incorporated);

(d)	a reference to a person includes that person’s successors and legal personal representatives;

(e)	“writing” and “written” includes any method of representing or reproducing words in a visible form, including in the form of an Electronic Record;

(f)	a reference to “shall” shall be construed as imperative and a reference to “may” shall be construed as permissive;

(g)	in relation to determinations to be made by the Directors and all powers, authorities and discretions exercisable by the Directors under these Articles, the Directors may make those determinations and exercise those powers, authorities and discretions in their sole and absolute discretion, either generally or in a particular case, subject to any qualifications or limitations expressed in these Articles or imposed by law;

(h)	any reference to the powers of the Directors shall include, when the context admits, the service providers or any other person to whom the Directors may, from time to time, delegate their powers;

(i)	the term “and/or” is used in these Articles to mean both “and” as well as “or”. The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. “Or” shall not be interpreted to be exclusive, and “and” shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise;

(j)	any phrase introduced by the terms “including”, “includes”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(k)	headings are inserted for reference only and shall not affect construction;

(l)	a reference to a law includes regulations and instruments made under that law;

(m)	a reference to a law or a provision of law includes amendments, re-enactments, consolidations or replacements of that law or the provision;

(n)	“fully paid” and “paid up” means paid up as to the par value and any premium payable in respect of the issue or re-designation of any Shares and includes credited as fully paid;

(o)	where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose;

(p)	sections 8 and 19(3) of the Electronic Transactions Act are hereby excluded; and

(q)	a reference to the Exchange Rules shall only apply if the Company is listed on the Exchange.

2.	COMMENCEMENT OF BUSINESS

(a)	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

(b)	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in connection with the formation and operation of the Company, including the expenses of registration and any expenses relating to the offer of, subscription for, or issuance of Shares.

(c)	Expenses may be amortised over such period as the Directors may determine.

3.	REGISTERED OFFICE and OTHER OFFICES

(a)	Subject to the provisions of the Companies Act, the Company may by resolution of the Directors change the location of its Registered Office.

(b)	The Directors, in addition to the Registered Office, may in their discretion establish and maintain such other offices, places of business and agencies whether within or outside of the Cayman Islands.

4.	SERVICE PROVIDERS

The Directors may appoint any person to act as a service provider to the Company and may delegate to any such service provider any of the functions, duties, powers and discretions available to them as Directors, upon such terms and conditions (including as to the remuneration payable by the Company) and with such powers of sub-delegation, but subject to such restrictions, as they think fit.

5.	ISSUE OF SHARES

5.1	Power of Directors to issue Shares

(a)	The issue of Shares is under the control of the Directors who have general and unconditional authority to:

(i)	offer, issue, allot or otherwise dispose of them to such persons, in such manner, on such terms and having such rights and being subject to such restrictions, as they may from time to time determine; and

(ii)	grant options over such Shares and issue warrants, convertible securities or similar instruments with respect thereto,

subject to the Companies Act, the Memorandum, these Articles, the Exchange Rules (where applicable), the Securities Act, the Exchange Act, any resolution that may be passed by the Company in general meeting and any rights attached to any Shares or Class of Shares.

(b)	Without limiting the effect of paragraph (a) above, the Director may issue Shares either at a premium or at par value, but many not issue any Share at a discount to par value except in accordance with the provisions of the Companies Act.

(c)	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend, return of capital and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) shall be fixed and determined by the Directors, subject to the Companies Act, the Memorandum, these Articles, the Exchange Rules (where applicable), the Securities Act and the Exchange Act.

(d)	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

5.2	Shareholder Rights Plan

(a)	Without prejudice to Article 5.1, the Directors are authorised to establish a shareholder rights plan including approving the execution of any document relating to the adoption and/or implementation of a rights plan. A rights plan may be in such form and may be subject to such terms and conditions as the Directors shall determine in their absolute discretion. The Directors are authorised to grant rights to subscribe for Shares of the Company in accordance with a rights plan.

(b)	The Directors may, in accordance with a rights plan, exercise any power under such rights plan (including a power relating to the issuance, redemption or exchange of rights or shares) on a basis that excludes one or more Members, including a Member who has acquired or may acquire a significant interest in or control of the Company subject to applicable law.

(c)	The Directors are authorised to exercise the powers under this Article 5.2 for any purpose that the Directors, in their discretion, deem reasonable and appropriate.

5.3	Payment of commission or brokerage

Subject to the provisions of the Companies Act, the Company may pay a commission or brokerage to any person in connection with the subscription for or issue of any Shares (or an agreement, whether conditional or unconditional, to do the same). The Company may pay the commission or brokerage in cash or by issuing fully or partly paid Shares or by a combination of both.

5.4	No Shares to bearer

The Company shall not issue Shares or warrants to bearer.

5.5	Fractional Shares

The Directors may issue fractions of a Share of any Class, and, if so issued, a fraction of a Share (calculated to such decimal points as the Directors may determine) shall be subject to and carry the corresponding fraction of liabilities (whether with respect to any unpaid amount thereon, contribution, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without limitation, voting and participation rights) and other attributes of a whole Share of the same Class.

5.6	Treasury Shares

(a)	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Companies Act shall be held as Treasury Shares and not treated as cancelled if:

(i)	the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(ii)	the relevant provisions of the Memorandum and Articles, the Companies Act and the Exchange Rules are otherwise complied with.

(b)	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

(c)	The Company shall be entered in the Register of Members as the holder of the Treasury Shares. However:

(i)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(ii)	a Treasury Share shall not be voted, directly or indirectly, at any general meeting of the Company and shall not be counted in determining the total number of issued Shares at any given time, whether for the purposes of these Articles or the Companies Act.

(d)	Nothing in paragraph (c) above prevents an allotment of Shares as fully paid up bonus Shares in respect of a Treasury Share and Shares allotted as fully paid up bonus Shares in respect of a Treasury Share shall be treated as Treasury Shares.

(e)	Treasury Shares may be disposed of by the Company in accordance with the Companies Act and otherwise on such terms and conditions as the Directors determine.

6.	REGISTER OF MEMBERS

6.1	Duty to establish and maintain a Register of Members

(a)	The Directors shall cause the Company to keep at its Registered Office, or at any other place within or outside the Cayman Islands they think fit, the Register of Members (which, for the avoidance of doubt, comprises the Listed Share Register, the Unlisted Share Register and any branch register(s) maintained from time to time) in which shall be entered:

(i)	the particulars of the Members;

(ii)	the particulars of the Shares issued to each of them; and

(iii)	other particulars required under the Companies Act and the Exchange Rules (as appropriate).

(b)	If the recording complies with the Companies Act, the Exchange Rules and any other applicable law, the Listed Share Register may be kept by recording the particulars required under the Companies Act in a form otherwise than in a physically written form. However, to the extent the Listed Share Register is kept in a form otherwise than in a physically written form, it must be capable of being reproduced in a legible form.

6.2	Power to establish and maintain branch registers

(a)	Subject to the Exchange Rules, the rules and regulations of the Relevant System and any other applicable laws, if the Directors consider it necessary or desirable, whether for administrative purposes or otherwise, they may cause the Company to establish and maintain a branch register or registers of members of such category or categories and at such location or locations within or outside the Cayman Islands as they think fit.

(b)	The Company shall cause to be kept at the place where the Unlisted Share Register is kept (or at its Registered Office if no Unlisted Share Register is kept), a duplicate of any branch register in accordance with the requirements of the Companies Act. Subject to this Article, with respect to a duplicate of any branch register:

(i)	the Listed Shares and/or Unlisted Shares registered in the branch register shall be distinguished from those registered, respectively, in the Listed Share Register and Unlisted Share Register; and

(ii)	no transaction with respect to any Listed Shares or Unlisted Shares registered in a branch register shall, during the continuance of that registration, be registered in any other register.

(c)	The Company may discontinue keeping any branch register and thereupon all entries in such branch register shall be transferred to another branch register kept by the Company or to the Listed Share Register or Unlisted Share Register (as applicable and subject to the rules and requirements of the Relevant System).

7.	CLOSing REGISTER OF MEMBERS AND FIXING RECORD DATE

7.1	Power of Directors to close the Register of Members

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment of a meeting, or Members entitled to receive payment of any dividend or distribution, or in order to make a determination of Members for any other proper purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period or periods which shall not in any case exceed thirty (30) days in any calendar year.

7.2	Power of Directors to fix a record date

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrear a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members, and for the purpose of determining the Members entitled to receive payment of any dividend or distribution, or in order to make a determination of Members for any other purpose.

7.3	Circumstances where Register of Members is not closed and no fixed record date

If the Register of Members is not closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend or distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment of that meeting.

8.	CERTIFICATED SHARES

8.1	Right to certificates

Subject to the Companies Act, the requirements of (to the extent applicable) the Exchange Rules and/or the Exchange, and these Articles, every person, upon becoming the holder of a certificated Share is entitled, without charge, to one certificate for all the certificated Shares of a Class in his name, or in the case of certificated Shares of more than one Class being registered in his name, to a separate certificate for each Class of Shares, unless the terms of issue of the Shares provide otherwise.

8.2	Form of share certificates

Share certificates, if any, shall be in such form as the Directors may determine and shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise share certificates to be issued with the authorised signature(s) affixed by mechanical process. All share certificates shall be consecutively numbered or otherwise identified and shall specify the number and Class of Shares to which they relate and the amount paid up thereon or the fact that they are fully paid, as the case may be. All share certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate evidencing a like number of relevant Shares shall have been surrendered and cancelled. Where only some of the certificated Shares evidenced by a share certificate are transferred, the old certificate shall be surrendered and cancelled and a new certificate for the balance of the certificated Shares shall be issued in lieu without charge.

8.3	Certificates for jointly-held Shares

If the Company issues a share certificate in respect of certificated Shares held jointly by more than one person, delivery of a single share certificate to one joint holder shall be a sufficient delivery to all of them.

8.4	Replacement of share certificates

If a share certificate is defaced, worn-out or alleged to have been lost, stolen or destroyed, a new share certificate shall be issued on the payment of such expenses reasonably incurred by the Company and the person requiring the new share certificate shall first surrender the defaced or worn-out share certificate or give such evidence of the loss, theft or destruction of the share certificate and such indemnity to the Company as the Directors may require.

9.	UNCERTIFICATED SHARES

9.1	Uncertificated Shares held by means of a Relevant System

The Directors may permit Shares to be held in uncertificated form and shall have power to implement such arrangements as they may, in their absolute discretion, think fit in order for any Class of Shares to be transferred by means of a Relevant System of holding and transferring Shares (subject always to any applicable law and the requirements of the Relevant System concerned).

For the purpose of this Article 9, the expression “Shares”, where the context permits, also includes Interests in such Shares).

9.2	Disapplication of inconsistent Articles

Where the arrangements described in this Article 9 are implemented, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with:

(a)	the holding of Shares of that Class in uncertificated form; and

(b)	the facilities and requirements of the Relevant System.

9.3	Arrangements for uncertificated Shares

Notwithstanding anything contained in these Articles (but subject always to the Companies Act, any other applicable laws and regulations and the facilities and requirements of any Relevant System):

(a)	unless the Directors otherwise determine, Shares held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings;

(b)	conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such a manner as the Directors may in their absolute discretion think fit and in accordance with applicable regulations and the rules and requirements of the Relevant System;

(c)	Shares may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in such manner as the Directors may in their absolute discretion, think fit;

(d)	Article 14.2 shall not apply in respect of Shares recorded on the Register of Members as being held in uncertificated form to the extent that Article 14.2 requires or contemplates the effecting of a transfer by an instrument in writing and the production of a certificate for the Share to be transferred;

(e)	a Class of Share shall not be treated as two Classes by virtue only of that Class comprising both certificated and uncertificated Shares or as a result of any provision of these Articles or the rules and requirements of the Relevant System or any other applicable law or regulation which applies only in respect of certificated and uncertificated Shares;

(f)	where the Company is entitled under applicable law or these Articles to sell, transfer or otherwise dispose of, redeem, repurchase, re-allot, accept the surrender of, forfeit or enforce a lien over, a Share in the Company, the Directors shall, subject to such applicable laws, these Articles and the facilities and requirements of the Relevant System be entitled (without limitation):

(i)	to require the holder of that Share by notice to convert that Share into certificated form within the period specified in the notice and to hold that Share in certificated form so long as required by the Company;

(ii)	to require the operator of the Relevant System to convert that Share into certificated form;

(iii)	to require the holder of that Share by notice to give any instructions necessary to transfer title to that Share by means of the Relevant System within the period specified in the notice;

(iv)	to require the holder of that Share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the Relevant System, necessary to transfer that Share within the period specified in the notice;

(v)	to take any other action that the Directors consider necessary or expedient to achieve the sale, transfer, disposal, re-allotment, forfeiture or surrender of that Share or otherwise to enforce a lien in respect of that Share;

(vi)	to require the deletion of any entries in the Relevant System reflecting the holding of such Share in uncertificated form; and

(vii)	to require the operator of the Relevant System to alter the entries in the Relevant System so as to divest the holder of the relevant Share of the power to transfer such Share other than to a person selected or approved by the Directors for the purposes of such transfer.

(g)	Article 8 shall not apply so as to require the Company to issue a certificate to any person holding Shares in uncertificated form. Where certificates for Shares are not issued, the Company shall issue, or cause to be issued, to each Member, in accordance with the Exchange Rules and the rules and requirements of the Relevant System, statements of holdings of shares registered in the Member’s name.

10.	DEPOSITORY INTERESTS

10.1	Depository Interests held by means of a Relevant System

The Directors may permit Shares of any Class to be represented by Depository Interests and to be transferred or otherwise dealt with by means of a Relevant System and may revoke any such permission.

10.2	Disapplication of inconsistent Articles

Where the arrangements described in this Article 10 are implemented, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with:

(a)	the holding of Depository Interests; and

(b)	the facilities and requirements of the Relevant System.

10.3	Arrangements for Depository Interests

(a)	The Directors may make such arrangements or regulations (if any) as they may from time to time in their absolute discretion think fit in relation to the evidencing, issue and transfer of Depository Interests and otherwise for the purpose of implementing and/or supplementing the provisions of this Article 10 and the Exchange Rules and the facilities and requirements of the Relevant System.

(b)	The Company may use the Relevant System in which any Depository Interests are held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Companies Act, the Exchange Rules or these Articles or otherwise in effecting any actions.

(c)	For the purpose of effecting any action by the Company, the Directors may determine that Depository Interests held by a person shall be treated as a separate holding from certificated Shares held by that person.

10.4	Not separate Class

Shares in a particular Class shall not form a separate Class of Shares from other Shares in that Class because they are dealt with as Depository Interests.

10.5	Power of sale

Where the Company is entitled under applicable law or these Articles to sell, transfer or otherwise dispose of, redeem, repurchase, re-allot, accept the surrender of, forfeit or enforce a lien over, any Share represented by a Depository Interest, the Directors shall, subject to such applicable laws, these Articles and the facilities and requirements of the Relevant System be entitled (without limitation):

(a)	to require the holder of that Depository Interest by notice to convert that Share represented by the Depository Interest into certificated form within the period specified in the notice and to hold that Share in certificated form so long as required by the Company;

(b)	to require the holder of that Depository Interest by notice to give any instructions necessary to transfer title to that Share by means of the Relevant System within the period specified in the notice;

(c)	to require the holder of that Depository Interest by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the Relevant System, necessary to transfer that Share within the period specified in the notice; and

(d)	to take any other action that the Directors consider necessary or expedient to achieve the sale, transfer, disposal, re-allotment, forfeiture or surrender of that Share or otherwise to enforce a lien in respect of that Share.

11.	LOCK UP OF RESTRICTED SHARES

(a)	In connection with the Company’s admission to the Nasdaq Capital Market (or other exchange operated by Nasdaq) (“Nasdaq”) and notwithstanding any other provision of these Articles, any Share in issue immediately prior to the initial admission of the Company’s Shares or Interests to Nasdaq (each a “Restricted Share”) shall not be transferred or otherwise disposed of during a period of twelve (12) months from the date on which the trading of Shares or Interests on Nasdaq first commences (the “Lock-Up Period”). The restriction contained in this Article does not apply to any new Shares issued on or following the admission of the Company’s Shares or Interests to Nasdaq.

(b)	During the Lock-Up Period, the Restricted Shares shall carry equal rights and rank pari passu with the Unrestricted Shares in all respects other than as set out in this Article 11, and holders of Restricted Shares and Unrestricted Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent. On expiry of the Lock-Up Period, each Restricted Share shall be automatically converted and re-designated as an Unrestricted Share, and shall carry equal rights and rank pari passu with the Unrestricted Shares in all respects.

(c)	The Company shall refuse to acknowledge a disposal (including registering a transfer) of Restricted Shares during the Lock-Up Period.

12.	CALLS ON SHARES

12.1	Calls, how made

(a)	Subject to the terms on which Shares are allotted, the Directors may make calls on the Members (and any persons entitled by transmission) in respect of any amounts unpaid on their Shares (whether in respect of nominal value or premium or otherwise) and not payable on a date fixed by or in accordance with the allotment terms. Each such Member or other person shall pay to the Company the amount called, subject to receiving at least fourteen (14) clear days’ notice specifying when and where the payment is to be made, as required by such notice.

(b)	A call may be made payable by instalments. A call shall be deemed to have been made when the resolution of the Directors authorising it is passed. A call may, before the Company’s receipt of any amount due under it, be revoked or postponed in whole or in part as the Directors may decide. A person upon whom a call is made will remain liable for calls made on him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

12.2	Liability of joint holders

The joint holders of a Share shall be jointly and severally liable to pay all calls in respect of it.

12.3	lnterest

lf the whole of the sum payable in respect of any call is not paid by the day it becomes due and payable, the person from whom it is due shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day it became due and payable until it is paid at the rate fixed by the terms of the allotment of the Share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding eight percent (8%) per annum (compounded on a six monthly basis), as the Directors shall determine. The Directors may waive payment of such costs, charges, expenses or interest in whole or in part.

12.4	Differentiation

Subject to the allotment terms, the Directors may make arrangements on or before the issue of Shares to differentiate between the holders of Shares in the amounts and times of payment of calls on their Shares.

12.5	Payment in advance of calls

(a)	The Directors may receive from any Member (or any person entitled by transmission) all or any part of the amount uncalled and unpaid on the Shares held by him (or to which he is entitled). The liability of each such Member or other person on the Shares to which such payment relates shall be reduced by such amount. The Company may pay interest on such amount from the time of receipt until the time when such amount would, but for such advance, have become due and payable at such rate not exceeding eight percent (8%) per annum (compounded on a six monthly basis) as the Directors may decide.

(b)	No sum paid up on a Share in advance of a call shall entitle the holder to any portion of a dividend subsequently declared or paid in respect of any period prior to the date on which such sum would, but for such payment, become due and payable.

12.6	Restrictions if calls unpaid

Unless the Directors decide otherwise, no Member shall be entitled to receive any dividend or to be present or vote at any meeting or to exercise any right or privilege as a Member until he has paid all calls due and payable on every Share held by him, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company.

12.7	Sums due on allotment treated as calls

Any sum payable in respect of a Share on allotment or at any fixed date, whether in respect of the nominal value of the Share or by way of premium or otherwise or as an instalment of a call, shall be deemed to be a call. lf such sum is not paid, these Articles shall apply as if it had become due and payable by virtue of a call.

13.	FORFEITURE OF SHARES

13.1	Forfeiture after notice of unpaid call

(a)	lf a call or an instalment of a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses that the Company may have incurred by reason of such non-payment. The notice shall state the place where payment is to be made and that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited. lf the notice is not complied with, any Shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. The forfeiture will include all dividends and other amounts payable in respect of the forfeited Shares which have not been paid before the forfeiture.

(b)	The Directors may accept the surrender of a Share which is liable to be forfeited in accordance with these Articles. All provisions in these Articles which apply to the forfeiture of a Share also apply to the surrender of a Share.

13.2	Notice after forfeiture

When a Share has been forfeited, the Company shall give notice of the forfeiture to the person who was before forfeiture the holder of the Share or the person entitled by transmission to the Share. An entry that such notice has been given and of the fact and date of forfeiture shall be made in the Register of Members. Notwithstanding the above, no forfeiture will be invalidated by any omission to give such notice or make such entry.

13.3	Consequences of forfeiture

(a)	A Share shall, on its forfeiture, become the property of the Company.

(b)	All interest in and all claims and demands against the Company in respect of a Share and all other rights and liabilities incidental to the Share as between its holder and the Company shall, on its forfeiture, be extinguished and terminate except as otherwise stated in these Articles.

(c)	The holder of a Share (or the person entitled to it by transmission) which is forfeited shall:

(i)	on its forfeiture cease to be a Member (or a person entitled) in respect of it;

(ii)	if a certificated Share, surrender to the Company for cancellation the share certificate for the Share;

(iii)	remain liable to pay to the Company all monies payable in respect of the Share at the time of forfeiture, with interest from such time of forfeiture until the time of payment, in the same manner in all respects as if the Share had not been forfeited; and

(iv)	remain liable to satisfy all (if any) claims and demands which the Company might have enforced in respect of the Share at the time of forfeiture without any deduction or allowance for the value of the Share at the time of forfeiture or for any consideration received on its disposal.

13.4	Disposal of forfeited Share

(a)	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors may decide either to the person who was before the forfeiture the holder or to any other person. At any time before the disposal, the forfeiture may be cancelled on such terms as the Directors may decide. Where for the purpose of its disposal a forfeited Share is to be transferred to any transferee, the Directors may:

(i)	in the case of certificated Shares, authorise a person to execute an instrument of transfer of Shares in the name and on behalf of their holder to the purchaser or as the purchaser may direct;

(ii)	in the case of uncertificated Shares, exercise any power conferred on them by Article 9.3(f) to effect a transfer of the Shares; and

(iii)	if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of the Share to, or in accordance with the directions of, the buyer.

(b)	The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the Shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph (a) of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the Shares to which it relates.

13.5	Proof of forfeiture

A statutory declaration by a Director or any other officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it against all persons claiming to be entitled to the Share. The declaration shall (subject to the execution of any necessary instrument of transfer) constitute good title to the Share. The person to whom the Share is disposed of shall not be bound to see to the application of the consideration (if any) given for it on such disposal. His title to the Share will not be affected by any irregularity in, or invalidity of, the proceedings connected with the forfeiture or disposal.

14.	TRANSFER OF SHARES

14.1	Form of transfer

Subject to these Articles, a Member may transfer all or any of his Shares:

(a)	in the case of certificated Shares, by an instrument of transfer in writing in any usual form or in another form approved by the Directors or prescribed by the Exchange, which must be executed by or on behalf of the transferor and (in the case of a transfer of a Share which is not fully paid) by or on behalf of the transferee; or

(b)	in the case of uncertificated Shares, without a written instrument in accordance with the rules or regulations of any Relevant System in which the Shares are held.

14.2	Registration of a certificated Share transfer

(a)	Subject to these Articles, the Directors may, in their absolute discretion and without giving a reason, refuse to register the transfer of a certificated Share:

(i)	which is not fully paid;

(ii)	over which the Company has a lien;

(iii)	is made by way of a single transfer instrument in respect of more than one Class of Shares;

(iv)	is made by way of a single transfer instrument in favour of more than one transferee or more than four joint transferees;

(v)	is not duly stamped as to any applicable stamp duty (if required);

(vi)	if the registration of such transfer may breach any Applicable Law or a court order;

(vii)	if the transfer is of a Share or Shares awarded under an employee incentive scheme and the transfer does not comply with the terms of such employee incentive scheme;

(viii)	if the Company is permitted or required to do so by the terms of the issue of such Shares; and

(ix)	if the instrument of transfer is not delivered for registration to the Registered Office or such other place as the Directors may decide, accompanied by the certificate for the Shares to which it relates and any other evidence as the Directors may reasonably require to prove the title to such Share of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of such person to do so, provided that the Directors shall not refuse to register, prevent or interfere with any transfer of any certificated Shares listed on the Exchange in any manner which is contrary to the Exchange Rules or to the rules and requirements of the Relevant System.

(b)	lf the Directors refuse to register a transfer pursuant to this Article, they shall, within two (2) months after the date on which the transfer was delivered to the Company, send notice of the refusal to the transferee. An instrument of transfer which the Directors refuse to register shall (except in the case of suspected fraud) be returned to the person delivering it. All instruments of transfer which are registered may, subject to these Articles, be retained by the Company.

(c)	If the Directors so resolve, the Company may apply, or request that the Exchange apply, a holding lock (including to prevent a transfer, or to refuse to register a written transfer instrument) where Applicable Laws permit the Company to do so.

14.3	Registration of an uncertificated Share transfer

(a)	The Directors shall register a transfer of title to any uncertificated Share which is held in uncertificated form in accordance with the rules or regulations of any Relevant System in which the Shares are held, except that the Directors may refuse (subject to any relevant requirements of (to the extent applicable) the Exchange Rules and/or the Exchange) to register any such transfer which is in favour of more than four persons jointly or in any other circumstance permitted by the rules or regulations of any Relevant System in which the Shares are held.

(b)	lf the Directors refuse to register any such transfer the Company shall, within two months after the date on which the instruction relating to such transfer was received by the Company, send notice of the refusal to the transferee.

14.4	Transfers of Depository Interests

(a)	The Company shall register the transfer of any Shares represented by Depository Interests in accordance with the rules or regulations of the Relevant System and any other applicable laws and regulations.

(b)	Where permitted by the rules or regulations of the Relevant System and any other applicable laws and regulations, the Directors may, in their absolute discretion and without giving any reason for their decision, refuse to register any transfer of any Share represented by a Depository Interest.

14.5	No fee on registration

No fee shall be charged by the Company for the registration of a transfer of a Share or other document relating to or affecting the title to any Share.

14.6	Renunciations of Shares

Nothing in these Articles shall preclude the Directors from recognising the renunciation of any Share by the allottee thereof in favour of some other person.

14.7	Enforceability of and interpretation/administration of this Article

(a)	If any provision of this Article 14 or any part of such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then:

(i)	the invalidity of unenforceability of such provision shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and

(ii)	the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of these Articles.

(b)	The Directors shall have the exclusive power and authority to administer and interpret the provisions of this Article 14 and to exercise all rights and powers specifically granted the Directors and the Company or as may be necessary or advisable in the administration of this Article 14. All such actions, calculations, determinations and interpretations which are done or made by the Directors in good faith shall be final, conclusive, and binding on the Company and the beneficial and registered owners of the Shares and shall not subject the Directors to any liability.

14.8	No transfers to an infant etc

No transfer shall be made to an infant or to a person of whom an order has been made by competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs or under other legal disability.

14.9	Effect of registration

The transferor shall be deemed to remain the holder of the Share transferred until the name of the transferee is entered in the Register of Members in respect of that Share.

15.	TRANSMISSION OF SHARES

15.1	Transmission of Shares

If a Member dies, becomes bankrupt, commences liquidation or is dissolved, the only person that the Company will recognise as having any title to, or interest in, that Member’s Share (other than the Member) are:

(a)	if the deceased Member was a joint holder, the survivor;

(b)	if the deceased Member was a sole or the only surviving holder, the personal representative of that Member; or

(c)	any trustee in bankruptcy or other person succeeding to the Member’s interest by operation of law,

but nothing in these Articles releases the estate of a deceased Member, or any other successor by operation of law, from any liability in respect of any Share held by that Member solely or jointly.

15.2	Election by persons entitled on transmission

(a)	Any person becoming entitled to a Share as a result of the death, bankruptcy, liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become registered as the holder of the Share or nominate another person to be registered as the holder of that Share.

(b)	If he elects to be registered as the holder of the Share himself, he shall give written notice to the Company to that effect. If he elects to have some other person registered as the holder of the Share, he shall:

(i)	in the case of a certificated Share, execute an instrument of transfer of such Share to such person;

(ii)	in the case of an uncertificated Share, either:

(A)	procure that all the appropriate instructions are given by means of the Relevant System to effect the transfer of such Share to such person; or

(B)	change the uncertificated Share to certified form and then execute a transfer of such Share to such person; and

(iii)	in the case of a Share represented by a Depository Interest, take any action the Directors may require (including, without limitation, the execution of any document and the giving of any instruction by means of the Relevant System) to effect the transfer of the Share to that person.

15.3	Rights of persons entitled by transmission

A person becoming entitled to a Share by reason of the death, bankruptcy, liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends and other rights to which he would be entitled if he were the registered holder of the Share. However, the person shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to attend or vote at any meeting of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him registered as the holder (and the Directors shall, in either case, have the same right to refuse registration as they would have had in the case of a transfer of the Share by that Member before his death, bankruptcy, liquidation or dissolution, as the case may be). If the notice is not complied with within ninety (90) days the Directors may withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

16.	REDEMPTION, PURCHASE AND SURRENDER OF SHARES

(a)	Subject to the Companies Act, the Memorandum, these Articles, the Exchange Rules (where applicable) and any rights conferred on the holders of any Shares or attaching to any Class of Shares, the Company may:

(i)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of one or both of the Company or the Member on such terms and in such manner as the Directors may determine before the issue of the Shares;

(ii)	purchase, or enter into a contract under which it will or may repurchase, any of its own Shares of any Class (including any redeemable Shares) on such terms and in such manner as the Directors may determine or agree with the Member;

(iii)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of capital; and

(iv)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

(b)	Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

(c)	The redemption or purchase of any Share shall not be deemed to give rise to the redemption or purchase of any other Share.

(d)	The Directors may when making payments in respect of the redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie.

(e)	The Directors may hold any repurchased, redeemed or surrendered Shares as Treasury Shares in accordance with the provisions of the Companies Act and these Articles.

17.	FINANCIAL ASSISTANCE

Any financial assistance given by the Company in connection with a purchase made or to be made by any person of any Shares or Interests in Shares in the Company shall only be made in accordance with the Companies Act, applicable law and the Exchange Rules (where applicable).

18.	Class RIGHTS AND CLASS MEETINGS

18.1	Variation of class rights

Subject to the Companies Act, if at any time the share capital of the Company is divided into different Classes of Shares, all or any of the rights attached to any Class of Shares may be varied in such manner as those rights may provide or, if no such provision is made, either:

(a)	with the consent in writing of holders of not less than two-thirds of the issued Shares of that Class; or

(b)	with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by not less than a two-thirds majority of the holders of the Shares of that Class present and voting at such meeting (whether in person or by proxy).

18.2	Treatment of classes of Shares by Directors

The Directors may treat two or more or all of the Classes of Shares as forming one class of Shares if the Directors consider that such Classes of Shares would be affected by the proposed variation in the same way.

18.3	Effect of Share issue on class rights

The rights attached to any Class of Shares are not taken to be varied by:

(a)	the creation or issue of further Shares ranking equally with them unless expressly provided by the terms of the issue of the Shares of that Class; or

(b)	the reduction of capital paid up on such Shares or by the repurchase, redemption or surrender or conversion of any Shares in accordance with the Companies Act and these Articles.

18.4	Class meetings

The provisions of these Articles relating to general meetings of the Company shall apply mutatis mutandis to any Class meeting, except that the quorum shall be one or more Members that together hold at least one-third of the Shares of that Class.

19.	No recognition of trusts or third party interests

Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, the Company:

(a)	is not required to recognise a person as holding any Share on any trust, even if the Company has notice of the trust; and

(b)	is not required to recognise, and is not bound by, any interest in or claim to any Share, except for the registered holder’s absolute legal ownership of the Share, even if the Company has notice of that interest or claim.

20.	LIEN ON SHARES

20.1	Lien on Shares generally

The Company shall have a first and paramount lien on all Shares registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or amounts payable to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time determine any Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share is released if a transfer of that Share is registered.

20.2	Enforcement of lien by sale

The Company may sell, on such terms and in such manner as the Directors think fit, any Share on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) clear days after notice has been given by the Company to the holder of the Share (or to any other person entitled by transmission to the Shares) demanding payment of that amount and giving notice of intention to sell the Share if such payment is not made.

20.3	Completion of sale under lien

(a)	To give effect to a sale of Shares under a lien the Directors may:

(i)	in the case of certificated Shares, authorise any person to execute an instrument of transfer in respect of the Shares to be sold to, or in accordance with the directions of, the relevant purchaser;

(ii)	in the case of uncertificated Shares, exercise any power conferred on them by Article 9.3(f) to effect a transfer of Shares; and

(iii)	if the Shares are represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of such Shares to, or in accordance with the directions of the purchaser.

(b)	The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of any consideration provided for the Shares, nor will the purchaser’s title to the Shares be affected by any irregularity or invalidity in connection with the sale or the exercise of the Company’s power of sale under these Articles.

20.4	Application of proceeds of sale

The net proceeds of a sale made under a lien after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person who was entitled to the Shares immediately prior to the sale.

21.	UNTRACED MEMBERS

21.1	Sale of Shares

(a)	The Company may sell at the best price reasonably obtainable any Share of a Member, or any Share to which a person is entitled by transmission, if:

(i)	during the period of six (6) years prior to the date of the publication of the advertisements referred to in this paragraph (a) (or, if published on different dates, the earlier or earliest of them):

(A)	no cheque, warrant or money order in respect of such Share sent by or on behalf of the Company to the Member or to the person entitled by transmission to the Share, at his address in the Register of Members or other address last known to the Company has been cashed; and

(B)	no cash dividend payable on the Shares has been satisfied by the transfer of funds to a bank account of the Member (or person entitled by transmission to the share) or by transfer of funds by means of the Relevant System, and the Company has received no communication (whether in writing or otherwise) in respect of such Share from such Member or person, provided that during such six year period the Company has paid at least three cash dividends (whether interim or final) in respect of Shares of the Class in question and no such dividend has been claimed by the person entitled to such Share;

(ii)	on or after the expiry of such six year period the Company has given notice of its intention to sell such Share by advertisements in a national newspaper published in the country in which the Registered Office is located and in a newspaper circulating in the area in which the address in the Register of Members or other last known address of the member or the person entitled by transmission to the Share or the address for the service of notices on such member or person notified to the Company in accordance with these Articles is located;

(iii)	such advertisements, if not published on the same day, are published within thirty (30) days of each other;

(iv)	during a further period of three months following the date of publication of such advertisements (or, if published on different dates, the date on which the requirements of this paragraph (a) concerning the publication of newspaper advertisements are met) and prior to the sale the Company has not received any communication (whether in writing or otherwise) in respect of such Share from the Member or person entitled by transmission.

(b)	lf during such six year period, or during any subsequent period ending on the date when all the requirements of paragraph (a) of this Article have been met in respect of any Shares, any additional Shares have been issued in respect of those held at the beginning of, or previously so issued during, any such subsequent period and all the requirements of paragraph (a) of this Article have been satisfied with regard to such additional Shares, the Company may also sell the additional Shares.

(c)	To give effect to a sale pursuant to paragraph (a) or paragraph (b) of this Article, the Directors may:

(i)	in the case of certificated Shares, authorise a person to execute an instrument of transfer of Shares in the name and on behalf of the holder of, or the person entitled by transmission to, them to the purchaser or as the purchaser may direct;

(ii)	in the case of uncertificated Shares, exercise any power conferred on them by Article 9.3(f) to effect a transfer of the Shares; and

(iii)	if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of the Share to, or in accordance with the directions of, the purchaser.

(d)	The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the Shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph (c) of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the Shares to which it relates.

21.2	Application of sale proceeds

The Company shall account to the Member or other person entitled to such Share for the net proceeds of such sale by carrying all monies in respect of the sale to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such Member or other person in respect of such monies. Monies carried to such separate account may either be employed in the business of the Company or invested as the Directors may think fit. No interest shall be payable to such Member or other person in respect of such monies and the Company shall not be required to account for any money earned on them.

22.	ALTERATION OF share CAPITAL

22.1	Increase, consolidation, subdivision and cancellation

The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum, to be divided into Shares of such Classes and amounts as the resolution shall prescribe;

(b)	consolidate, or consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of a smaller amount than is fixed by the Memorandum; and

(d)	cancel any Shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

All new Shares created in accordance with the provisions of this Article shall be subject to the same provisions of these Articles with reference to liens, transfer, transmission and otherwise as the Shares in the original share capital.

22.2	Dealing with fractions resulting from consolidation or subdivision of Shares

(a)	Whenever, as a result of a consolidation or subdivision of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as they think fit, including (without limitation):

(i)	subject to Applicable Law, rounding the number of Shares upwards or downwards; or

(ii)	selling the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Act, the Company); and

(iii)	distributing the net proceeds in due proportion among those Members (except that if the amount due to a person is less than AU$5.00, or such other sum as the Directors may decide, the Company may retain such sum for its own benefit);

(b)	For the purposes of this Article, the Directors may:

(i)	in the case of certificated Shares, authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser;

(ii)	in the case of uncertificated Shares, exercise any power conferred on it by Article 9.3(f) to effect a transfer of the Shares; and

(iii)	if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of the Share to, or in accordance with the directions of, the purchaser.

(c)	The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of any sale undertaken pursuant to this Article.

22.3	Reduction of Share Capital

Subject to the provisions of the Companies Act and to any rights attached to any Shares, the Company may by Special Resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

23.	GENERAL MEETINGS

23.1	Annual general meetings and general meetings

(a)	The Company shall hold an annual general meeting in each calendar year, which shall be convened by the Directors, in accordance with these Articles, but so that the maximum period between such annual general meetings shall not exceed fifteen (15) months.

(b)	All general meetings other than annual general meetings shall be called extraordinary general meetings.

23.2	Convening of general meetings

The Directors may convene a general meeting of the Company whenever the Directors think fit, and must do so if required to do so pursuant to a valid Members’ requisition.

23.3	Members’ requisition

A Members’ requisition is a requisition of Members of the Company holding at the date of deposit of the requisition at the Registered Office not less than ten percent (10%) in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

23.4	Requirements of Members’ requisition

(a)	The requisition must state the objects of the general meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(b)	If the Directors do not within twenty-one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing a majority of the total voting rights of all of them, may themselves convene a general meeting of the Company, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 day period.

(c)	A general meeting convened in accordance with this Article by requisitionists shall be convened (insofar as is possible) in the same manner as that in which general meetings are to be convened by Directors and the Directors shall, upon demand, provide the names and addresses of each Member to the requisitionists for the purpose of convening such meeting.

(d)	Members’ shall not be entitled to requisition a general meeting to propose the appointment or election of a Director.

24.	NOTICE OF GENERAL MEETINGS

24.1	Length and form of notice and persons to whom notice must be given

(a)	At least five (5) clear days’ notice shall be given of any annual general meeting or general meeting of the Company.

(b)	Subject to the Companies Act and notwithstanding that it is convened by shorter notice than that specified in paragraph (a) of this Article, a general meeting shall be deemed to have been duly convened if it is so agreed in the case of all meetings by ninety percent (90%) of all the Members entitled to attend and vote at the meeting.

(c)	The notice of meeting shall specify:

(i)	whether the meeting is an annual general meeting or a general meeting;

(ii)	the place, the day and the time of the meeting;

(iii)	subject to the requirements of (to the extent applicable) the Exchange Rules and/or the Exchange, the general nature of the business to be transacted;

(iv)	if the meeting is convened to consider a Special Resolution, the intention to propose the resolution as such;

(v)	with reasonable prominence, that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a Member; and

(vi)	specify a place and may specify a facsimile number or electronic address for the purposes of the delivery of proxy appointments.

(d)	The notice of meeting:

(i)	shall be given to the Members (other than a Member who, under these Articles or any restrictions imposed on any Shares, is not entitled to receive notice from the Company), to each Director and alternate Director, to the Auditor and to such other persons as may be required by the Exchange Rules and/or the Exchange; and

(ii)	may specify a time by which a person must be entered on the Register of Members in order for such person to have the right to attend or vote at the meeting.

(e)	The Directors may determine that the Members entitled to receive notice of a meeting are those persons entered on the Register of Members at the close of business on a day determined by the Directors.

24.2	Omission or non-receipt of notice or instrument of proxy

The accidental omission to send or give notice of meeting or, in cases where it is intended that it be sent out or given with the notice, an instrument of proxy or other document to, or the non-receipt of any such item by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting. A person’s attendance at a general meeting (in person or by proxy) shall have the effect of waiving any objection which that person may have had to a failure to give notice, or the giving of a defective notice, of such general meeting, unless such person at the beginning of the general meeting objects to the holding of the meeting.

25.	PROCEEDINGS AT GENERAL MEETINGS

25.1	Requirement and number for a quorum

No business may be transacted at a general meeting unless a quorum is present. A quorum is twenty five percent (25%) of Members present in person or by proxy or by a duly authorised representative and entitled to vote on the business to be transacted, unless the Company has only one Member in which case that Member alone constitutes a quorum. The absence of a quorum will not prevent the appointment of a chairman of the meeting. Such appointment shall not be treated as being part of the business of the meeting.

25.2	General meetings by telephone or other communications device

A general meeting may be held by means of any telephone, electronic or other communications facilities that permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Unless otherwise determined by resolution of the Members present, the meeting shall be deemed to be held at the place where the chairman is physically present.

25.3	Adjournment if quorum not present

If within thirty (30) minutes after the time appointed for a general meeting a quorum is not present (or if during such a meeting a quorum ceases to be present), the meeting:

(a)	if convened upon the requisition of Members, shall be dissolved; and

(b)	in any other case, stands adjourned to the same day in the next week at the same time and place or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within thirty (30) minutes from the time appointed for the meeting the Members present shall be a quorum.

25.4	Appointment of chairman of general meeting

(a)	If the Directors have elected one of their number as chairman of their meetings that person shall preside as chairman at every general meeting of the Company. If there is no such chairman, or if the elected chairman is not present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unable or unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

(b)	If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

25.5	Orderly conduct

The chairman shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting. The chairman’s decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

25.6	Entitlement to attend and speak

Each Director shall be entitled to attend and speak at any general meeting of the Company. The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

25.7	Adjournment of general meeting

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

25.8	Voting on a show of hands

(a)	At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded.

(b)	Unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company’s book containing the minutes of proceedings of the Company, is conclusive evidence of the fact. Neither the chairman nor the minutes need state, and it is not necessary to prove, the number or proportion of the votes recorded in favour of or against the resolution.

25.9	When a poll may be demanded

A poll may only be demanded:

(a)	before the show of hands on that resolution is taken;

(b)	before the result of the show of hands on that resolution is declared; or

(c)	immediately after the result of the show of hands on that resolution is declared.

25.10	Demand for poll

(a)	A poll may be demanded by either:

(i)	the chairman of the meeting;

(ii)	at least five (5) Members entitled to vote at the meeting;

(iii)	a Member or Members representing in aggregate not less than ten percent (10%) of the total voting rights of all the Members having the right to vote at the meeting; or

(iv)	a Member or Members holding Shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than ten percent (10%) of the total sum paid up on all the Shares conferring that right.

(b)	A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

25.11	Voting on a poll

If a poll is properly demanded:

(a)	it must be taken in the manner and at the date and time directed by the chairman;

(b)	on the election of a chairman or on a question of adjournment, it must be taken immediately;

(c)	the result of the poll is a resolution of the meeting at which the poll was demanded; and

(d)	the demand may be withdrawn.

25.12	No casting vote for chairman

If there is an equality of votes either on a show of hands or on a poll, the chairman is not entitled to a second or casting vote in addition to any other vote he may have or be entitled to exercise.

26.	VOTES OF MEMBERS

26.1	Written resolutions of Members

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held. A resolution in writing is adopted when all Members entitled to do so have signed it.

26.2	Registered Members to vote

No person shall be entitled to vote at any general meeting unless he is registered as a Member in the Register of Members on the record date for such meeting.

26.3	Voting rights

Subject to these Articles and to any rights or restrictions for the time being attached to any Class or Classes of Shares:

(a)	on a show of hands, each Member present in person and each other person present as a proxy or duly authorised representative of a Member has one vote; and

(b)	on a poll, each Member present in person has one vote for each Share held by the Member and each person present as a proxy or duly authorised representative of a Member has one vote for each Share held by the Member that the person represents. Each fractional Share shall carry the applicable fraction of one vote.

26.4	Voting rights of joint holders

If a Share is held jointly and more than one of the joint holders votes in respect of that Share, only the vote of the joint holder whose name appears first in the Register of Members in respect of that Share counts.

26.5	Voting rights of Members incapable of managing their affairs

A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in matters concerning mental disorder, may vote whether on a show of hands or on a poll by his receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy.

26.6	Voting restriction on an outstanding call

Unless the Directors decide otherwise, no Member shall be entitled to be present or vote at any general meeting either personally or by proxy until he has paid all calls due and payable on every Share held by him whether alone or jointly with any other person together with interest and expenses (if any) to the Company.

26.7	Objection to error in voting

An objection to the right of a person to attend or vote at a general meeting or adjourned general meeting:

(a)	may not be raised except at that meeting or adjourned meeting; and

(b)	must be referred to the chairman of the meeting whose decision is final.

If any objection is raised to the right of a person to vote and the chairman disallows the objection then the vote cast by that person is valid for all purposes.

27.	REPRESENTATION OF MEMBERS AT GENERAL MEETINGS

27.1	How Members may attend and vote

(a)	Subject to these Articles, each Member entitled to vote at a general meeting may attend and vote at the general meeting:

(i)	in person, or where a Member is a company or non-natural person, by a duly authorised representative; or

(ii)	by one or more proxies.

(b)	A proxy or a duly authorised representative may, but not need be, a Member of the Company.

27.2	Appointment of proxies

(a)	The instrument appointing a proxy shall be in writing and be executed by or on behalf of the Member appointing the proxy.

(b)	A corporation may execute an instrument appointing a proxy either under its common seal (or in any other manner permitted by law and having the same effect as if executed under seal) or under the hand of a duly authorised officer, attorney or other person.

(c)	A Member may appoint more than one proxy to attend on the same occasion, but only one proxy may be appointed in respect of any one Share.

(d)	The appointment of a proxy shall not preclude a Member from attending and voting at the meeting or any adjournment of it.

27.3	Form of instrument of proxy

The instrument appointing a proxy may be in any usual or common form (or in any other form approved by the Directors or prescribed by the Exchange Rules or the rules and requirements of the Relevant System) and may be expressed to be for a particular general meeting (or any adjournment of a general meeting) or generally until revoked.

27.4	Authority under instrument of proxy

The instrument appointing a proxy shall be deemed (unless the contrary is stated in it) to confer authority to demand or join in demanding a poll and to vote, on a poll, on a resolution as a motion or an amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given or any adjournment of any such meeting, as the proxy thinks fit.

27.5	Receipt of proxy appointment

The instrument appointing a proxy and any authority under which it is executed shall be deposited at the Registered Office or at such other place as is specified in the notice convening the meeting (or in any instrument of proxy sent out by the Company) prior to the time set out in such notice or instrument (or if no such time is specified, no later than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting). Notwithstanding the foregoing, the chairman may, in any event, at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

27.6	Uncertificated Proxy Instruction

In relation to any Shares which are held by means of a Relevant System, the Directors may from time to time permit appointments of a proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction. The Directors may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. Notwithstanding any other provision in these Articles, the Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a Share as sufficient evidence of the authority of the persons sending that instruction to send it on behalf of the holder.

27.7	Validity of votes cast by proxy

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, or the transfer of the Share in respect of which the proxy is appointed unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which the proxy voted.

27.8	Corporate representatives

A corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any Class of Shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation’s holdings to which the authority relates) as the corporation could exercise if it were an individual Member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it. All references in these Articles to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some other person authorised for the purpose by a Director may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to such person before permitting him to exercise his powers.

27.9	Clearing Houses and Depositories

If a Clearing House or a Depository (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any separate meeting of the holders of any Class of Shares provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House or the Depository (or its nominee(s)) as if such person was the registered holder of the Shares of the Company held by the Clearing House or the Depository (or its nominee(s)).

27.10	Termination of proxy or corporate authority

A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll, unless notice of the termination was received by the Company at the Registered Office, or at such other place at which the instrument of proxy was duly deposited, or, where the appointment of proxy was contained in an electronic communication, at the address at which such appointment was duly received, at least one hour before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) at least one hour before the time appointed for taking the poll.

27.11	Amendment to resolution

(a)	If an amendment shall be proposed to any resolution but shall in good faith be ruled out of order by the chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

(b)	ln the case of a resolution duly proposed as a Special Resolution, no amendment to it (other than an amendment to correct a patent error) may be considered or voted on and in the case of a resolution duly proposed as an Ordinary Resolution no amendment to it (other than an amendment to correct a patent error) may be considered or voted on unless either at least forty-eight (48) hours prior to the time appointed for holding the meeting or adjourned meeting at which such Ordinary Resolution is to be proposed notice in writing of the terms of the amendment and intention to move it has been lodged at the Registered Office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

27.12	Shares that may not be voted

Shares that are beneficially owned by the Company shall not be voted, directly or indirectly, at any general meeting or Class meeting (as applicable) and shall not be counted in determining the total number of outstanding Shares at any given time.

27.13	Requirement for approval

Subject to the express requirements of the Memorandum, these Articles, the Companies Act and any provisions of the Exchange Rules (each as amended from time to time and, in the case of the Exchange Rules, except to the extent of any express waiver thereof by the Exchange), the holders of a majority of the Shares entitled to vote on the subject matter and present in person or represented by proxy at a general meeting shall decide any question brought before such meeting.

28.	Appointment, retirement and removal Of Directors

28.1	Number of Directors

The Company may from time to time by Special Resolution establish or vary a maximum and/or minimum number of Directors. Unless otherwise determined by the Company by Special Resolution the number of Directors (other than alternate Directors) shall be not less than two and shall not be more than seven.

28.2	No shareholding qualification

The Company may by Ordinary Resolution fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

28.3	Appointment of Directors

(a)	The Company may by Ordinary Resolution at an annual general meeting (and not at any other general meeting) appoint a person who is willing to act to be a Director either to fill a vacancy or as an addition to the existing Directors, provided that:

(i)	any such appointment would not cause the total number of Directors to exceed any maximum number fixed by or in accordance with these Articles;

(ii)	no person other than a Director seeking re-election in accordance with Article 28.5 shall be eligible for appointment by Ordinary Resolution unless the person or some Member intending to propose his or her nomination has, at least 30 business days before the meeting at which his or her proposed appointment is to be considered, left at the Registered Office a notice in writing duly signed by the nominee giving his or her consent to the nomination and signifying his or her candidature for the office or the intention of the Member to propose the person. Notice of every candidature for election as a Director shall be given to each Member with or as part of the notice of the annual general meeting at which the election is to be proposed.

Any Director so elected by Ordinary Resolution is taken to have been elected with effect immediately after the end of the annual general meeting at which such Ordinary Resolution was passed, unless such Ordinary Resolution specifies a different time.

(b)	Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles:

(i)	the Directors shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Directors, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles; and

(ii)	any Director so appointed shall, if still a Director, retire at the next annual general meeting after his appointment and be eligible to stand for election as a Director at such annual general meeting. Such person shall not be taken into account in determining the number or identity of Directors who are to retire by rotation at such meeting.

28.4	Appointment of executive Directors

The Directors may appoint one or more of its members to an executive office or other position of employment with the Company for such term and on any other conditions the Directors think fit. The Directors may revoke, terminate or vary the terms of any such appointment, without prejudice to a claim for damages for breach of contract between the Director and the Company.

28.5	Rotational retirement at annual general meeting

(a)	The board of Directors shall be divided into three classes: Class I and Class II and Class III. Class I shall consist of two (2) Directors. Class II shall consist of two (2) Directors. Class III shall consist of three (3) Directors.

(b)	At the first annual general meeting following the effectiveness of these Articles, the term of office of the Class I Directors shall expire and Class I Directors elected to succeed those Directors whose terms expire thereat shall be elected for a full term of three years. At the second annual general meeting following the effectiveness of these Articles, the term of office of the Class II Directors shall expire and Class II Directors elected to succeed those Directors whose terms expire thereat shall be elected for a full term of three years. At the third annual general meeting following the effectiveness of these Articles, the term of office of the Class III directors shall expire and Class III Directors elected to succeed those Directors whose terms expire thereat shall be elected for a full term of three years. At each succeeding annual general meeting, Directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

28.6	Position of retiring Director

(a)	A Director who retires or whose term of office expires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-appointed. lf he is not re-appointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

(b)	At any annual general meeting at which a Director retires by rotation or whose term of office expires the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for the re-appointment of the Director is put to the meeting and lost.

28.7	No age limit

(a)	No person shall be disqualified from being appointed or re-appointed as a Director and no Director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age.

(b)	It shall not be necessary to give special notice of any resolution appointing, re-appointing or approving the appointment of a Director by reason of his age.

28.8	Removal of Directors by Ordinary Resolution

(a)	The Company may:

(i)	by Special Resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company; and

(ii)	by Ordinary Resolution appoint another person who is willing to act to be a Director in his place (subject to these Articles, and in particular the requirements of Article 28.3(a)).

(b)	Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-appointed a Director.

28.9	Other circumstances in which a Director ceases to hold office

Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise) a Director ceases to hold office as a Director if:

(a)	he resigns as Director by notice in writing delivered to the Directors or to the Registered Office or tendered at a meeting of Directors;

(b)	he is not present personally or by proxy or represented by an alternate Director at meetings of the Directors for a continuous period of 6 months without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office;

(c)	he only held office as a Director for a fixed term and such term expires;

(d)	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(e)	he is removed from office pursuant to these Articles or the Companies Act or becomes prohibited by law from being a Director, or if he would be prohibited by the laws of Australia if they applied to the Company;

(f)	an order is made by any court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health and the Directors resolve that his office be vacated;

(g)	he is removed from office by notice in writing addressed to him at his address as shown in the Company’s register of directors and signed by not less than two thirds of all the other Directors in number (without prejudice to any claim for damages which he may have for breach of contract against the Company); or

(h)	in the case of a Director who holds executive office, his appointment to such executive office is terminated or expires and the Directors resolve that his office be vacated.

A Resolution of the Directors declaring a Director to have vacated office pursuant to this Article shall be conclusive as to the fact and grounds of vacation stated in the resolution.

29.	ALTERNATE DIRECTORS

29.1	Appointment

(a)	A Director (other than an alternate Director) may appoint any other Director or any person approved for that purpose by the Directors and willing to act, to be his alternate by notice in writing delivered to the Directors or to the Registered Office, or in any other manner approved by the Directors.

(b)	The appointment of an alternate Director who is not already a Director shall require the approval of either a majority of the Directors or the Directors by way of a Directors’ resolution.

(c)	An alternate Director need not hold a Share qualification and shall not be counted in reckoning any maximum or minimum number of Directors allowed by these Articles.

29.2	Responsibility

Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

29.3	Participation at Directors’ meetings

An alternate Director shall (subject to his giving to the Company an address at which notices may be served on him) be entitled to receive notice of all meetings of the Directors and all committees of the Directors of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor (other than the power to appoint an alternate Director). A Director acting as alternate Director shall have a separate vote at Directors’ meetings for each Director for whom he acts as alternate Director, but he shall count as only one for the purpose of determining whether a quorum is present.

29.4	lnterests

An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified in the same way and to the same extent as a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

29.5	Termination of appointment

An alternate Director shall cease to be an alternate Director:

(a)	if his appointor revokes his appointment by notice delivered to the Directors or to the Registered Office or in any other manner approved by the Directors; or

(b)	if his appointor ceases for any reason to be a Director, provided that if any Director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of the alternate Director which was in force immediately before his retirement shall remain in force; or

(c)	if any event happens in relation to him which, if he were a Director, would cause his office as Director to be vacated.

30.	POWERS OF DIRECTORS

30.1	General powers to manage the Company’s business

(a)	Subject to the provisions of the Companies Act, the Memorandum and these Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors, who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given.

(b)	The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

30.2	Signing of cheques

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine.

30.3	Retirement payments and other benefits

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

30.4	Borrowing powers of Directors

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking and property and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

31.	PROCEEDINGS OF DIRECTORS

31.1	Directors’ meetings

Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

31.2	Voting

Questions arising at any Directors’ meeting shall be decided by a simple majority of votes. In the case of an equality of votes, the chairman shall not have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

31.3	Notice of a Directors’ meeting

A Director or an alternate Director may, or any other officer of the Company at the request of a Director or alternate Director shall, call a meeting of the Directors by not less than twenty-four (24) hours’ notice. Notice of a meeting of the Directors must specify the time and place of the meeting and the general nature of the business to be considered, and shall be deemed to be given to a Director if it is given to him personally or by word of mouth or sent in writing to his last known address given to the Company by him for such purpose or given by electronic communications to an address for the time being notified to the Company by the Director. A Director may waive the requirement that notice of any Directors’ meeting be given to him, either at, before or after the meeting.

31.4	Failure to give notice

A Director or alternate Director who attends any Directors’ meeting waives any objection that he or she may have to any failure to give notice of that meeting.  The accidental failure to give notice of a Directors’ meeting to, or the non-receipt of notice by, any person entitled to receive notice of that meeting does not invalidate the proceedings at that meeting or any resolution passed at that meeting.

31.5	Quorum

No business shall be transacted at any meeting of the Directors unless a quorum is present. The quorum may be fixed by the Directors, and unless so fixed shall be two (2) if there are two or more Directors, and shall be one if there is only one Director. A person who holds office only as an alternate Director shall, if his appointor is not present, be counted in the quorum.

31.6	Power to act notwithstanding vacancies

The continuing Directors or sole continuing Director may act notwithstanding any vacancies in their number, but if the number of Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of filling vacancies in that number, or for calling a general meeting of the Company.

31.7	Chairman to preside

The Directors may elect a chairman of their board and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.

31.8	Validity of acts of Directors in spite of a formal defect

All acts done by a meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified from holding office (or had vacated office) or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be and had been entitled to vote.

31.9	Directors’ meetings by telephone or other communication device

A meeting of the Directors (or committee of Directors) may be held by means of any telephone, electronic or such other communications facilities that permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is physically present.

31.10	Written resolutions of Directors

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effective as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held. A resolution in writing is adopted when all the Directors (whether personally, by an alternate Director or by a proxy) have signed it.

31.11	Appointment of a proxy

A Director but not an alternate Director may be represented at any meeting of the Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director. The authority of any such proxy shall be deemed unlimited unless expressly limited in the written instrument appointing him.

31.12	Presumption of assent

A Director (or alternate Director) present at a meeting of Directors is taken to have cast a vote in favour of a resolution of the Directors unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the chairman or secretary of the meeting before the adjournment of the meeting or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of a resolution of the Directors.

31.13	Directors’ interests

Subject to the provisions of the Companies Act and provided that he has declared to the Directors the nature and extent of any personal interest of his in a matter, transaction or arrangement, a Director or alternate Director notwithstanding his office may:

(a)	hold any office or place of profit in the Company, except that of Auditor;

(b)	hold any office or place of profit in any other company or entity promoted by the Company or in which it has an interest of any kind;

(c)	enter into any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(d)	act in a professional capacity (or be a member of a firm which acts in a professional capacity) for the Company, except as Auditor;

(e)	sign or participate in the execution of any document in connection with matters related to that interest;

(f)	participate in, vote on and be counted in the quorum at any meeting of the Directors that considers matters relating to that interest; and

(g)	do any of the above despite the fiduciary relationship of the Director’s office:

(i)	without any liability to account to the Company for any direct or indirect benefit accruing to the Director; and

(ii)	without affecting the validity of any contract, transaction or arrangement.

For the purposes of this Article, a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any matter, transaction or arrangement for which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such matter, transaction or arrangement of the nature and extent so specified.

31.14	Minutes of meetings to be kept

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at general and Class meetings of the Company and meetings of the Directors or committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

32.	DELEGATION OF DIRECTORS’ POWERS

32.1	Power of Directors to delegate

The Directors may:

(a)	delegate any of their powers, authorities and discretions to any committee of the Directors consisting of one or more Directors and (if the Directors think fit) to one or more other persons in each case to such extent, by such means (including by power of attorney) and on such terms and conditions as the Directors think fit;

(b)	authorise any person to whom powers, authorities and discretions are delegated under this Article by the Directors to further delegate some or all of those powers, authorities and discretions;

(c)	delegate their powers, authorities and discretions under this Article either collaterally with or to the exclusion of their own powers, authorities and discretions; and

(d)	at any time revoke any delegation made under this Article by the Directors in whole or in part or vary its terms and conditions.

32.2	Delegation to Committees

A committee to which any powers, authorities and discretions have been delegated under the preceding Article must exercise those powers, authorities and discretions in accordance with the terms of delegation and any other regulations that may be imposed by the Directors on that committee. The proceedings of a committee of the Directors must be conducted in accordance with any regulations imposed by the Directors, and, subject to any such regulations, to the provisions of these Articles dealing with proceedings of Directors insofar as they are capable of applying.

32.3	Delegation to executive Directors

The Directors may delegate to a Director holding executive office any of its powers, authorities and discretions for such time and on such terms and conditions as it shall think fit. The Directors may grant to a Director the power to sub-delegate, and may retain or exclude the right of the Directors to exercise the delegated powers, authorities or discretions collaterally with the Director. The Directors may at any time revoke the delegation or alter its terms and conditions.

32.4	Delegation to local boards

(a)	The Directors may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board, or to be managers or agents, and may fix their remuneration.

(b)	The Directors may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

(c)	Any appointment or delegation under this Article may be made on such terms and subject to such conditions as the Directors think fit and the Directors may remove any person so appointed, and may revoke or vary any delegation.

32.5	Appointing an attorney, agent or authorised signatory of the Company

(a)	The Directors may by power of attorney or otherwise appoint any person to be the attorney, agent or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they think fit.

(b)	Any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney, agent or authorised signatory as the Directors think fit and may also authorise any such attorney, agent or authorised signatory to delegate all or any of the powers, authorities and discretions vested in such person.

32.6	Officers

The Directors may appoint such officers (including a Secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors think fit. Unless otherwise specified in the terms of his appointment, an officer may be removed from that office by resolution of the Directors or by Ordinary Resolution.

33.	Directors’ renumeration, expenses and benefits

33.1	Fees

Unless otherwise restricted by the Memorandum of Association or these Articles, the board of Directors shall have the authority to fix the compensation of Directors. In addition, the Directors may be paid their expenses, if any, of attendance at each meeting of the board of Directors. Nothing herein shall preclude any Director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings or serving on such committees. The maximum aggregate compensation permitted for all non-executive Directors for their service as a member of the board of Directors shall be three hundred and fifty thousand Australian Dollars (AU$350,000).

33.2	Expenses

A Director may also be paid all travelling, hotel and other expenses properly incurred by him in connection with his attendance at meetings of the Directors or of committees of the Directors or general meetings or separate meetings of the holders of any Class of Shares or otherwise in connection with the discharge of his duties as a Director, including (without limitation) any professional fees incurred by him (with the approval of the Directors or in accordance with any procedures stipulated by the Directors) in taking independent professional advice in connection with the discharge of such duties.

33.3	Remuneration of executive Directors

The salary or remuneration of a Director appointed to hold employment or executive office in accordance with the Articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the Directors (including, for the avoidance of doubt, by the Directors acting through a duly authorised Directors’ committee), and may be in addition to or instead of a fee payable to him for his services as Director pursuant to these Articles.

33.4	Special remuneration

A Director who, at the request of the Directors, goes or resides abroad, makes a special journey or performs a special service on behalf of or for the Company (including, without limitation, services as a chairman of the board of Directors, services as a member of any committee of the Directors and services which the Directors consider to be outside the scope of the ordinary duties of a Director) may be paid such reasonable additional remuneration (whether by way of salary, bonus, commission, percentage of profits or otherwise) and expenses as the Directors (including, for the avoidance of doubt, the Directors acting through a duly authorised Directors’ committee) may decide.

33.5	Pensions and other benefits

The Directors may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a Director, an officer or a director or an employee of a company which is or was a Group Undertaking, a company which is or was allied to or associated with the Company or with a Group Undertaking or a predecessor in business of the Company or of a Group Undertaking (and for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the Directors may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The Directors may arrange for this to be done by the Company alone or in conjunction with another person. A Director or former Director is entitled to receive and retain for his own benefit any pension or other benefit provided in accordance with this Article and is not obliged to account for it to the Company.

34.	SEAL

34.1	Directors to determine use of Seal

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used with the authority of the Directors or a committee of the Directors established for such purpose. Every document to which the Seal is affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for that purpose unless the Directors decide that, either general or in a particular case, that a signature may be dispensed with or affixed by mechanical means.

34.2	Duplicate Seal

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

35.	DIVIDENDS, DISTRIBUTIONS AND RESERVES

35.1	Declaration

Subject to the Companies Act and these Articles, the Directors may declare dividends and distributions on any one or more Classes of Shares in issue and authorise payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the share premium account, or as otherwise permitted by the Companies Act.

35.2	lnterim dividends

Subject to the Companies Act, the Directors may pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Directors to be available for distribution. lf at any time the share capital of the Company is divided into different Classes, the Directors may pay such interim dividends on Shares which rank after Shares conferring preferential rights with regard to dividend as well as on Shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. lf the Directors act in good faith, they shall not incur any liability to the holders of Shares conferring preferential rights for any loss that they may suffer by the lawful payment of an interim dividend on any Shares ranking after those with preferential rights.

35.3	Entitlement to dividends

(a)	Except as otherwise provided by these Articles or the rights attached to Shares:

(i)	a dividend shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the nominal value of the Shares on which the dividend is paid; and

(ii)	dividends shall be apportioned and paid proportionately to the amounts paid up on the nominal value of the Shares during any portion or portions of the period in respect of which the dividend is paid, but if any Share is issued on terms that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

(b)	Except as otherwise provided by these Articles or the rights attached to Shares:

(i)	a dividend may be paid in any currency or currencies decided by the Directors; and

(ii)	the Company may agree with a Member that any dividend declared or which may become due in one currency will be paid to the Member in another currency, for which purpose the Directors may use any relevant exchange rate current at any time as the Directors may select for the purpose of calculating the amount of any Member’s entitlement to the dividend.

35.4	Payment methods

(a)	The Company may pay a dividend, interest or other amount payable in respect of a Share in cash or by cheque, warrant or money order or by a bank or other funds transfer system or (in respect of any uncertificated Share or any Share represented by a Depository Interest) through the Relevant System in accordance with any authority given to the Company to do so (whether in writing, through the Relevant System or otherwise) by or on behalf of the Member in a form or in a manner satisfactory to the Directors. Any joint holder or other person jointly entitled to a Share may give an effective receipt for a dividend, interest or other amount paid in respect of such Share.

(b)	The Company may send a cheque, warrant or money order by post:

(i)	in the case of a sole holder, to his registered address;

(ii)	in the case of joint holders, to the registered address of the person whose name stands first in the Register of Members;

(iii)	in the case of a person or persons entitled by transmission to a Share, as if it were a notice given in accordance with Article 15; or

(iv)	in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

(c)	Every cheque, warrant or money order shall be sent at the risk of the person or persons entitled to the payment and shall be made payable to the order of the person or persons entitled or to such other person or persons as the person or persons entitled may in writing direct. The payment of the cheque, warrant or money order shall be a good discharge to the Company. lf payment is made by a bank or other funds transfer or through the Relevant System, the Company shall not be responsible for amounts lost or delayed in the course of transfer. lf payment is made by or on behalf of the Company through the Relevant System:

(i)	the Company shall not be responsible for any default in accounting for such payment to the Member or other person entitled to such payment by a bank or other financial intermediary of which the Member or other person is a customer for settlement purposes in connection with the Relevant System; and

(ii)	the making of such payment in accordance with any relevant authority referred to in paragraph (a) above shall be a good discharge to the Company.

(d)	The Directors may:

(i)	lay down procedures for making any payments in respect of uncertificated Shares through the Relevant System;

(ii)	allow any holder of uncertificated Shares to elect to receive or not to receive any such payment through the Relevant System; and

(iii)	lay down procedures to enable any such holder to make, vary or revoke any such election.

(e)	The Directors may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a Share until he has provided any evidence of his entitlement that the Directors may reasonably require.

35.5	Deductions

The Directors may deduct from any dividend or other amounts payable to any person in respect of a Share all such sums as may be due from him to the Company on account of calls or otherwise in relation to any Shares.

35.6	Interest

No dividend or other money payable in respect of a Share shall bear interest against the Company, unless otherwise provided by the rights attached to the Share.

35.7	Unclaimed dividends

All unclaimed dividends or other monies payable by the Company in respect of a Share may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. The payment of any unclaimed dividend or other amount payable by the Company in respect of a Share into a separate account shall not constitute the Company a trustee in respect of it. Any dividend unclaimed after a period of three (3) years from the date the dividend became due for payment shall be forfeited and shall revert to the Company.

35.8	Uncashed dividends

lf, in respect of a dividend or other amount payable in respect of a Share:

(a)	a cheque, warrant or money order is returned undelivered or left uncashed; or

(b)	a transfer made by or through a bank transfer system and/or other funds transfer system(s) (including, without limitation, the Relevant System in relation to any uncertificated Shares) fails or is not accepted, on two consecutive occasions, or one occasion and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company shall not be obliged to send or transfer a dividend or other amount payable in respect of such Share to such person until he notifies the Company of an address or account to be used for such purpose.

35.9	Dividends in kind

The Directors may direct that any dividend or distribution shall be satisfied wholly or partly by the distribution of assets (including, without limitation, paid up Shares or securities of any other body corporate). Where any difficulty arises concerning such distribution, the Directors may settle it as it thinks fit. ln particular (without limitation), the Directors may:

(a)	issue fractional certificates or ignore fractions;

(b)	fix the value for distribution of any assets, and may determine that cash shall be paid to any Member on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest any assets in trustees on trust for the persons entitled to the dividend.

35.10	Scrip dividends

(a)	The Directors may offer any holders of Shares the right to elect to receive Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Directors) of any dividend specified by the Ordinary Resolution, subject to the Companies Act and to the provisions of this Article.

(b)	The Directors may make any provision they consider appropriate in relation to an allotment made or to be made pursuant to this Article (whether before or after the passing or the Ordinary Resolution referred to in paragraph (a) of this Article), including (without limitation):

(i)	the giving of notice to holders of the right of election offered to them;

(ii)	the provision of forms of election and/or a facility and a procedure for making elections through the Relevant System (whether in respect of a particular dividend or dividends generally);

(iii)	determination of the procedure for making and revoking elections;

(iv)	the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective;

(v)	the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned); and

(vi)	the exclusion from any offer of any holders of Shares where the Directors consider that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(c)	The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Shares in respect of which a valid election has been made (“the elected Shares”). Instead additional Shares shall be allotted to the holders of the elected Shares on the basis of allotment determined under this Article. For such purpose, the Directors may capitalise out of any amount for the time being standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the additional Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Shares for allotment and distribution to the holders of the elected Shares on that basis.

(d)	The additional Shares when allotted shall rank equally in all respects with the fully paid Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other entitlement which has been declared, paid or made by reference to such record date.

(e)	The Directors may:

(i)	do all acts and things which it considers necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned;

(ii)	establish and vary a procedure for election mandates in respect of future rights of election and determine that every duly effected election in respect of any Shares shall be binding on every successor in title to the holder of such Shares; and

(iii)	terminate, suspend or amend any offer of the right to elect to receive Shares in lieu of any cash dividend at any time and generally implement any scheme in relation to any such offer on such terms and conditions as the Directors may from time to time determine and take such other action as the Directors may deem necessary or desirable from time to time in respect of any such scheme.

35.11	Reserves

The Directors may set aside out of the profits of the Company and carry to reserve such sums as it thinks fit. Such sums standing to reserve may be applied, at the Directors’ discretion, for any purpose to which the profits of the Company may properly be applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Directors thinks fit. The Directors may divide the reserve into such special funds as it thinks fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. The Directors may also carry forward any profits without placing them to reserve.

35.12	Capitalisation of profits and reserves

The Directors may, with the authority of an Ordinary Resolution:

(i)	subject to this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(ii)	appropriate the sum resolved to be capitalised to the holders of Shares in proportion to the nominal amounts of the Shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the Shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, unpaid on any Shares held by them respectively, or in paying up in full unissued Shares or debentures of the Company of a nominal amount equal to that sum, and allot the Shares or debentures credited as fully paid to those holders of Shares or as the Directors may direct, in those proportions, or partly in one way and partly in the other, but so that the share premium account, the capital redemption reserve and any profits or reserves which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(iii)	resolve that any Shares so allotted to any Member in respect of a holding by him of any partly paid Shares shall, so long as such Shares remain partly paid, rank for dividend only to the extent that such partly paid Shares rank for dividend;

(iv)	make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit of fractions to the Company rather than to the holders concerned) or by payment in cash or otherwise as the Directors may determine in the case of Shares or debentures becoming distributable in fractions;

(v)	authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for either:

(A)	the allotment to them respectively, credited as fully paid, of any further Shares or debentures to which they are entitled upon such capitalisation; or

(B)	the payment up by the Company on behalf of such Members by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing Shares, and so that any such agreement shall be binding on all such Members; and

(vi)	generally do all acts and things required to give effect to such resolution.

36.	SHARE PREMIUM ACCOUNT

36.1	Directors to maintain share premium account

The Directors shall establish a share premium account in accordance with the Companies Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Companies Act.

36.2	Debits to share premium account

(a)	The following amounts shall be debited to any share premium account:

(i)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(ii)	any other amount paid out of a share premium account as permitted by the Companies Act.

(b)	Notwithstanding paragraph (a) above, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Companies Act, out of capital.

37.	DISTRIBUTION PAYMENT RESTRICTIONS

Notwithstanding any other provision of these Articles, the Company shall not be obliged to make any payment to a Member in respect of a dividend, repurchase, redemption or other distribution if the Directors suspect that such payment may result in the breach or violation of any applicable laws or regulations (including, without limitation, any anti-money laundering laws or regulations) or such refusal is required by the laws and regulations governing the Company or its service providers.

38.	BOOKS OF ACCOUNT

38.1	Books of account to be kept

The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the affairs of the Company and to explain its transactions.

38.2	Inspection by Members

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them will be open to the inspection of Members (not being Directors). No Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act by order of the court or authorised by the Directors or by Ordinary Resolution.

38.3	Accounts required by law

The Directors shall cause to be prepared and to be laid before the Company at each annual general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

38.4	Retention of records

All books of account maintained by the Company shall be retained for a period of at least five years, or such longer period required by any applicable law or regulation from time to time.

39.	AUDIT

39.1	Appointment of Auditor

The Directors may appoint an Auditor who shall hold office until removed from office by a resolution of the Directors, and may fix the Auditor’s remuneration.

39.2	Rights of Auditor

The Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

39.3	Reporting requirements of Auditor

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next general meeting following their appointment, and at any other time during their term of office, upon request of the Directors or any general meeting of the Company.

40.	NOTICES

40.1	Forms of notices

Any notice to be given to or by any person pursuant to these Articles (other than a notice calling a meeting of the Directors) shall be in writing or shall be given using electronic communications to an address for the time being notified for that purpose to the person giving the notice, except that a notice to a holder of any uncertificated Shares or given in respect of any such Shares may be given electronically through the Relevant System (if permitted by, and subject to, the facilities and requirements of the Relevant System and subject to compliance with any relevant requirements of the Exchange Rules and/or the Exchange).

(ln this Article “address”, in relation to electronic communications, includes any number or address used for the purposes of such communications).

40.2	Service on Members

(a)	A notice or other document may be given by the Company to any Member either personally or by sending it by post in a pre-paid envelope addressed to such Member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified to the Company by the Member, or by any other means authorised in writing by the Member concerned or (in the case of a notice to a Member holding uncertificated Shares) by transmitting the notice through the Relevant System.

(b)	ln the case of joint holders of a Share, all notices and documents shall be given to the person whose name stands first in the Register of Members in respect of that Share. Notice so given shall be sufficient notice to all the joint holders.

(c)	Any notice or other document to be given to a Member may be given by reference to the Register of Members as it stands at any time within the period of 21 days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Exchange Rules and/or the Exchange. No change in the Register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

(d)	lf on three consecutive occasions notices or other documents have been sent through the post to any Member at his registered address or his address for the service of notices but have been returned undelivered, such Member shall not be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address for the service of notices.

(e)	lf on three consecutive occasions notices or other documents have been sent using electronic communications to an address for the time being notified to the Company by the Member and the Company becomes aware that there has been a failure of transmission, the Company shall revert to giving notices and other documents to the Member by post or by any other means authorised in writing by the Member concerned. Such Member shall not be entitled to receive notices or other documents from the Company using electronic communications until he shall have communicated with the Company and supplied in writing a new address to which notices or other documents may be sent using electronic communications.

40.3	Evidence of giving notice

(a)

(i)	A notice or other document addressed to a Member at his registered address shall be, if sent by post or airmail, deemed to have been given at the time forty-eight (48) hours after posting if pre-paid as first class post and at the time 48 hours after posting if pre-paid as second class post. ln proving that notice has been given it shall be sufficient to prove that the envelope containing the notice or document was properly addressed, pre-paid and posted.

(ii)	A notice or other document address to a Member at an address to which notices may be sent using electronic communications shall be, if sent by electronic communications, deemed to have been given at the expiration of forty-eight (48) hours after the time it was sent.

(b)	A notice or document not sent by post but:

(i)	left at a registered address or address for giving notice in Australia shall be deemed to be given on the day it is left; and

(ii)	given through the Relevant System shall be deemed to be given when the Company or other relevant person acting on the Company’s behalf sends the relevant instruction or other relevant message in respect of such notice.

(c)	A Member present either in person or by proxy, or in the case of a corporate Member by a duly authorised representative, at any meeting of the Company or of the holders of any Class of Shares shall be deemed to have received due notice of such meeting and, where required, of the purposes for which it was called.

40.4	Notice binding on transferees

A person who becomes entitled to a Share by transfer, transmission or otherwise shall be bound by any notice in respect of that Share which, before his name is entered in the Register of Members, has been given to the person from whom he derives his title.

40.5	Notice to persons entitled by transmission

A notice or other document may be given by the Company to a person entitled by transmission to a Share in consequence of the death or bankruptcy of a Member or otherwise by sending or delivering it in any manner authorised by these Articles for the giving of notice to a Member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any similar or equivalent description, to the address to which notices have been requested to be sent for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the event giving rise to the transmission had not occurred. The giving of notice in accordance with this Article shall be sufficient notice to all other persons interested in the Share.

41.	WINDING UP

41.1	Method of winding up

(a)	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them.

(b)	If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company.

(c)	This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

41.2	Distribution of assets in a winding up

Subject to any rights or restrictions for the time being attached to any Class of Shares, on a winding up of the Company the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, distribute among the Members the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose:

(a)	decide how the assets are to be distributed as between the Members or different Classes of Members;

(b)	value the assets to be distributed in such manner as the liquidator thinks fit; and

(c)	vest the whole or any part of any assets in such trustees and on such trusts for the benefit of the Members entitled to the distribution of those assets as the liquidator sees fit, but so that no Member shall be obliged to accept any assets in respect of which there is any liability.

42.	INDEMNITY AND INSURANCE

42.1	Indemnity and limitation of liability of Directors and officers

(a)	To the maximum extent permitted by law, every current and former Director and officer of the Company (excluding an Auditor) (each an “Indemnified Person”), shall be entitled to be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses (each a “Liability”), which such Indemnified Person may incur in that capacity unless such Liability arose as a result of the actual fraud or wilful default of such person.

(b)	No Indemnified Person shall be liable to the Company for any loss or damage resulting (directly or indirectly) from such Indemnified Person carrying out his or her duties unless that liability arises through the actual fraud or wilful default of such Indemnified Person.

(c)	For the purpose of these Articles, no Indemnified Person shall be deemed to have committed “actual fraud” or “wilful default” until a court of competent jurisdiction has made a final, non-appealable finding to that effect.

42.2	Advance of legal fees

The Company shall advance to each Indemnified Person reasonable legal fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any such advance of expenses, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it is determined that the Indemnified Person was not entitled to indemnification under these Articles.

42.3	Indemnification to form part of contract

The indemnification and exculpation provisions of these Articles are deemed to form part of the employment contract or terms of appointment entered into by each Indemnified Person with the Company and accordingly are enforceable by such persons against the Company.

42.4	Insurance

The Directors may purchase and maintain insurance for or for the benefit of any Indemnified Person including (without prejudice to the generality of the foregoing) insurance against any Liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or the exercise or purported exercise of their powers or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company.

43.	REQUIRED DISCLOSURE

If required to do so under the laws of any jurisdiction to which the Company (or any of its service providers) is subject, or in compliance with Exchange Rules of any Exchange, or to ensure the compliance by any person with any anti-money laundering legislation in any relevant jurisdiction, any Director, officer or service provider (acting on behalf of the Company) shall be entitled to release or disclose any information in its possession regarding the affairs of the Company or a Member, including, without limitation, any information contained in the Register of Members or subscription documentation of the Company relating to any Member.

44.	FINANCIAL YEAR

Unless the Directors resolve otherwise, the financial year of the Company shall end on 31 December in each year and, following the year of incorporation, shall begin on 1 January in each year.

45.	TRANSFER BY WAY OF CONTINUATION

The Company shall, with the approval of a Special Resolution, have the power to register by way of continuation to a jurisdiction outside of the Cayman Islands in accordance with the Companies Act.

46.	MERGERS AND CONSOLIDATIONS

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Directors may determine.

47.	AMENDMENT OF MEMORANDUM AND ARTICLES

47.1	Power to change name or amend Memorandum

Subject to the Companies Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

47.2	Power to amend these Articles

Subject to the Companies Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.